UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    Form 20-F    Form 11-K    Form 10-Q    Form N-SAR

                  For Period Ended:         December 31, 2003
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      [ ]Transition Report on Form 10-K
      [ ]Transition Report on Form 20-F
      [ ]Transition Report on Form 11-K
      [ ]Transition Report on Form 10-Q
      [ ]Transition Report on Form N-SAR
      For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Navidec Inc.
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Full Name of Registrant

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Former Name if Applicable

6399 S. Fiddlers Green Circle
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Address of Principal Executive Office (Street and Number)

Greenwood Village, CO 80111
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     [X] (b) The subject annual report, semi-annual report, transition on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of enhanced accounting procedures and reporting requirements the Company has been unable to complete it's annual reporting in a timely manner. The company intends to file it's Form 10K promptly after such annual reporting is finalized and in any event by April 15, 2004.

  PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John McKowen             303                        222-1000
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         (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in prior filings, the Registrant has recently restructured its business operations. Accordingly, revenues are expected to decrease from approximately $5.1 million in the 2002 fiscal year to approximately $977,000 for the 2003 fiscal year. We expect to record a net loss of $3.9 million in 2003 versus a net loss of $3.2 million in 2002. Our basic and diluted loss per share is expected to be $3.12 in 2003 versus a loss per share of $4.92 in 2002. The weighted average shares outstanding for 2003 was 1,252,627 versus 649,231 for 2002. The annual audit of our financial statements is currently in progress and as such these estimated differences could change based on the final audited results.

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                                  Navidec Inc.
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                (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 31, 2004               By:  /s/  John McKowen
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                                                John McKowen
                                                President and
                                                Chief Executive Officer